Exhibit (a)(5)(C)

IMPORTANT INFORMATION

ABOUT THE OFFER TO PURCHASE FOR CASH

CLASS A COMMON STOCK OF

ATI PHYSICAL THERAPY, INC.

at

$2.85 per share

pursuant to the offer to purchase

dated December 17, 2024

Tendering is Easy!

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, EASTERN TIME, AT THE END OF JANUARY 15, 2025, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

IF YOU ARE A HOLDER OF CLASS A COMMON STOCK AND WANT TO PARTICIPATE IN THE TENDER, PLEASE TENDER YOUR SHARES BEFORE THE TENDER OFFER EXPIRES.

TO RECEIVE VALUE FOR YOUR SHARES FOLLOWING THE CONSUMMATION OF THE TENDER OFFER, TENDER YOUR SHARES TODAY!

If you hold your shares through a broker, call your broker NOW to tender your shares before it is too late!

No matter how you hold your shares, we can help you tender.

INNISFREE M&A INCORPORATED,

the Information Agent for the transaction, is ready to answer your questions about tendering.

Please call toll-free at:

(888) 750-5835

The Board of Directors of ATI (the “ATI Board”) has unanimously (upon the unanimous recommendation of a special committee of independent and disinterested board members (the “Special Committee”)) authorized the Offer and recommends that the stockholders of ATI accept the Offer and tender their Shares pursuant to the Offer.

The tender offer is only being made pursuant to the terms and subject to the conditions described in the Offer to Purchase, dated December 17, 2024 (the “Offer to Purchase”), the related Letter of Transmittal, dated December 17, 2024 (the “Letter of Transmittal”), and certain other materials related thereto, as each may be amended and supplemented from time to time.

This letter is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful, save as in compliance with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.

IF YOU HAVE ANY QUESTIONS OR NEED COPIES OF THE LETTER OF TRANSMITTAL OR ANY OTHER DOCUMENTS, PLEASE CALL:

INNISFREE M&A INCORPORATED

TOLL-FREE AT (888) 750-5835

(Banks and Brokers may call collect at (212) 750-5833)

Additional Information Regarding the Tender Offer

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read ATI’s tender offer statement on Schedule TO filed on December 17, 2024 with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from Innisfree M&A Incorporated, the information agent for the tender offer, by telephone at: (888) 750-5835 or in writing to: 501 Madison Avenue, 20th Floor, New York, New York, 10022.

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